EFFECTIVE DATE
1-1-96

FILED
96 JAN -5 PM 12:09
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

ARTICLES OF INCORPORATION
OF
POWERCERV HOLDING COMPANY

The undersigned, acting as incorporator of PowerCerv Holding Company (the "Company"), under the Florida Business Corporation Act, adopts the following Articles of Incorporation.

ARTICLE I. NAME

The name of the Company is:

POWERCERV HOLDING COMPANY

ARTICLE II. ADDRESS

The mailing address of the Company is:

400 North Ashley Drive, Suite 2700
Tampa, Florida 33602

ARTICLE III. COMMENCEMENT OF EXISTENCE

The existence of the Company will commence at 12:01 A.M. on January 1, 1996.

ARTICLE IV. PURPOSE

The Company is organized to engage in any activity or business permitted under the laws of the United States and Florida.

ARTICLE V. AUTHORIZED SHARES

The total number of shares of capital stock of all classes which the Company shall have the authority to issue is fifty million (50,000,000) shares, of which forty-five million (45,000,000) shares, par value $.001 per share, shall be of a class designated as "Common Stock" and five million (5,000,000) shares, par value $.001 per share, shall be of a class designated as "Preferred Stock". The consideration for the issuance of shares of said stock may be paid in any manner permitted by the laws of the State of Florida.

Each share of Common Stock shall entitle the holder thereof to one vote at every annual or special meeting of the shareholders of the Company. There shall be no cumulative voting of the Common Stock of the Company.

Shares of Preferred Stock may be issued from time to time, in one or more series, with such designations, assigned values, preferences and relative, participating, optional or other rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors from time to time, pursuant to the authority herein given, a copy of which resolution or resolutions shall have been set forth in a certificate made, executed, acknowledged, filed and recorded in the manner required by the laws of the State of Florida in order to make the same effective. Each series shall consist of such number of shares as shall be stated and expressed in such resolution or resolutions providing for the issuance of the stock of such series. All shares of any one series of Preferred Stock shall be alike in every particular.

1.   Designation and Amount. The Company shall be authorized to issue 55,000 shares designated Series A Redeemable Preferred Stock, par value $.001 per share ("Series A Preferred Stock"), and 1,600,000 Shares designated Series B Convertible Preferred Stock, par value $.001 per share ("Series B Preferred Stock"). The shares of Series A Preferred Stock and Series B Preferred Stock are sometimes referred to herein as "Preferred Stock." The Preferred Stock shall have the preferences, limitations and rights set forth below.

2.   Dividends.

(a)   General. The holders of the Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, dividends payable in cash, stock or otherwise.

(b)   Limitation on Dividend Restrictions. The Company shall not, and shall not permit any Subsidiaries to, agree to any provision in any agreement which would impose any restrictions on the Company's right to make any mandatory redemption of the Preferred Stock or, except as set forth in documentation related to financings for the Company approved by the Board of Directors, on the Company's right to declare and pay dividends on the Preferred Stock.

(c)   Dividends on Capital Stock. Except as permitted hereunder, so long as any shares of Preferred Stock remain outstanding, the Company shall not declare and pay or set aside funds for payment of any dividend with respect to any shares of any class of Common Stock or any other series or class of preferred stock junior to the Preferred Stock as to liquidation preferences or dividend rights (except for dividends payable solely in shares of capital stock of the Company).

(d)   Dividends in Kind. In the event the Company shall make or issue, or shall fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution with respect to the Common Stock payable in (i) securities of the

Company other than shares of Common Stock or (ii) assets, then and in each such event the holders of Series B Preferred Stock shall receive, at the same time such distribution is made with respect to Common Stock, the number of securities or such other assets of the Company which they would have received had their Series B Preferred Stock been converted into Common Stock immediately prior to the record date for determining holders of Common Stock entitled to receive such distribution.

3. Liquidation, Dissolution or Winding Up.

(a) Treatment at Liquidation, Dissolution and Winding Up. In the event of any liquidation, dissolution or winding-up of the Company, whether voluntarily or involuntarily, before any distribution or payment may be made with respect to the Common Stock or any other series or class of capital stock, holders of each share of Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to holders of the Company's capital stock of all classes, whether such assets are capital, surplus, or capital earnings, an amount in cash equal to (i) with respect to the Series A Preferred Stock, $100 per share of Series A Preferred Stock (which amount shall be subject to equitable adjustment whenever there shall occur a stock split, combination, reclassification or other similar event involving the Series A Preferred Stock), plus all declared and unpaid dividends thereon since the date of issuance up to and including the date full payment shall be tendered to the holders of the Series A Preferred Stock with respect to such liquidation, dissolution, or winding up (the "Series A Liquidation Amount"); and (ii) with respect to the Series B Preferred Stock, an amount in cash equal to the greater of (x) $3.4375 per share of Series B Preferred Stock (which amount shall be subject to equitable adjustment whenever there shall occur a stock split, combination, reclassification or other similar event involving the Series B Preferred Stock) plus all declared and unpaid dividends thereon, since the date of issue up to and including the date full payment shall be tendered to the holders of the Series B Preferred Stock with respect to such liquidation, dissolution or winding up (collectively, the "Series B Liquidation Amount") or (y) such amount per share of Series B Preferred Stock as would have been payable had each such share been converted into Common Stock immediately prior to such event of liquidation, dissolution or winding up pursuant to the provisions of Section 5.

If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its shareholders shall be insufficient to permit payment to the holders of the Series A Preferred Stock and Series B Preferred Stock of the full amount of the Series A Liquidation Amount and the Series B Liquidation Amount to which they are entitled to be paid, the holders of shares of Series A Preferred Stock and Series B Preferred Stock shall share ratably in any distribution of assets according to the amounts which would be payable with respect to the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

After the payment of the Series A Liquidation Amount and the Series B Liquidation Amount shall have been made in full to the holders of the Series A Preferred Stock and Series B Preferred Stock or funds necessary for such payment shall have been set aside by the Company

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in trust for the account of holders of the Series A Preferred Stock and Series B Preferred Stock so as to be available for such payments, the holders of the Series A Preferred Stock and Series B Preferred Stock shall be entitled to no further participation in the distribution of the assets of the Company, and the remaining assets of the Company legally available for distribution to its shareholders shall be distributed among the holders of other classes of securities of the Company in accordance with their respective terms.

(b) Treatment of Reorganizations. To the extent permitted under applicable law, (i) any merger or consolidation of the Company with or into another corporation pursuant to which holders of one hundred percent (100%) of the Company's then outstanding voting securities (assuming conversion or exercise of all securities then convertible or exercisable into shares of voting securities and vested, if applicable) become holders of less than fifty percent (50%) of the Company's (or the surviving company's) outstanding voting securities (assuming conversion or exercise of all securities then convertible or exercisable into shares of voting securities and vested, if applicable) (a "Qualified Merger"), or (ii) the sale of all or substantially all of the Company's properties and assets to any person or (iii) any transaction or series of related transactions in which more than fifty percent (50%) of the outstanding voting securities of the Company is sold or assigned (any of which events in clauses (i), (ii) and (iii) is herein referred to as a "Reorganization"), shall be regarded as a liquidation, dissolution or winding up of the affairs of the Company within the meaning of this Section 3; provided, however, that each holder of Series B Preferred Stock shall have the right to elect the benefits of the provisions of Section 5(g) hereof, if applicable, in lieu of receiving payment of amounts payable upon liquidation, dissolution or winding up of the Company pursuant to this Section 3.

(c) Distributions in Cash. The Series A Liquidation Amount and the Series B Liquidation Amount shall in all events be paid in cash. Whenever a distribution provided for in this Section 3 is payable in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Company's Board of Directors.

4. Voting Power.

(a) Series A Preferred Stock. Except as otherwise expressly provided in Section 7 hereof, or as required by law, the holders of the Series A Preferred Stock shall not be entitled to vote on any corporate matters.

(b) Series B Preferred Stock. Except as otherwise expressly provided in Section 7 hereof, or as required by law, each holder of Series B Preferred Stock shall be entitled to vote on all matters and shall be entitled to that number of votes equal to the largest number of whole shares of Common Stock into which such holder's shares of Series B Preferred Stock could be converted, pursuant to the provisions of Section 5 hereof, at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited.

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Except as otherwise expressly provided herein or as required by law, the holders of shares of Series B Preferred Stock and Common Stock shall vote together as a single class on all matters.

5. <u>Conversion Rights of the Series B Preferred Stock</u>. The holders of the Series B Preferred Stock shall have the following rights with respect to the conversion of the Series B Preferred Stock into shares of Common Stock:

(a) <u>General</u>. Subject to and in compliance with the provisions of this Section 5, any share of the Series B Preferred Stock may, at the option of the holder, be converted at any time into fully-paid and non-assessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series B Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the Applicable Conversion Rate (determined as provided in Section 5(b)) by the number of shares of Series 2 Preferred Stock being converted.

(b) <u>Applicable Conversion Rate</u>. The conversion rate in effect at any time (the Applicable Conversion Rate") shall be the quotient obtained by dividing $3.4375 by the Applicable Conversion value, calculated as provided in Section 5(c).

(c) <u>Applicable Conversion Value</u>. The Applicable Conversion Value shall be $3.4375, except that such amounts shall be adjusted from time to time in accordance with this Section 5.

(d) <u>Adjustments to Applicable Conversion Values</u>.

(i) (A) <u>Upon Sale of Common Stock</u>. If the Company shall, while there are any shares of Series B Preferred Stock outstanding, issue or sell shares of its Common Stock without consideration or at a price per share less than the Applicable Conversion Value in effect immediately prior to such issuance or sale, then in each such case such Applicable Conversion Value for the Series B Preferred Stock, upon each such issuance or sale, except as hereinafter provided, shall be lowered so as to be equal to an amount determined by multiplying the Applicable Conversion Value by a fraction:

(1) the numerator of which shall be (a) the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of Common Stock, plus (b) the number of shares of Common Stock which the net aggregate consideration, if any, received by the Company for the total number of such additional shares of Company Stock so issued would purchase at the Applicable Conversion Value in effect immediately prior to such issuance, and

(2) the denominator of which shall be (a) the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of Common Stock plus (b) the number of such additional shares of Common Stock so issued.

(B) <u>Upon Issuance of Warrants, Options and Rights to Common</u>
Stock.

(1)   For the purposes of this Section 5(d)(i), the issuance of any warrants, options, subscriptions, or purchase rights with respect to shares of Common Stock and the issuance of any securities convertible into or exchangeable for shares of Common Stock (or the issuance of any warrants, options or any rights with respect to such convertible or exchangeable securities) shall be deemed an issuance of such Common Stock at such time if the Net Consideration Per Share (as hereinafter determined) which may be received by the Company for such Common Stock shall be less than the Applicable Conversion Value at the time of such issuance. Any obligation, agreement, or undertaking to issue warrants, options, subscriptions, or purchase rights at any time in the future shall be deemed to be an issuance at the time such obligation, agreement or undertaking is made or arises. No adjustment of the Applicable Conversion Value shall be made under this Section 5(d)(i) upon the issuance of any shares of Common Stock which are issued pursuant to the exercise of any warrants, options, subscriptions, or purchase rights or pursuant to the exercise of any conversion or exchange rights in any convertible securities if any adjustment shall previously have been made or deemed not required hereunder, upon the issuance of any such warrants, options, or subscription or purchase rights or upon the issuance of any convertible securities (or upon the issuance of any warrants, options or any rights therefor) as above provided.

Should the Net Consideration Per Share of any such warrants, options, subscriptions, or purchase rights or convertible securities be decreased from time to time, then, upon the effectiveness of each such change, the Applicable Conversion Value shall be adjusted to such Applicable Conversion value as would have obtained (1) had the adjustments made upon the issuance of such warrants, options, rights, or convertible securities been made upon the basis of the decreased Net Consideration Per Share of such securities, and (2) had adjustments made to the Applicable Conversion Value since the date of issuance of such securities been made to the Applicable Conversion Value as adjusted pursuant to (1) above. Any adjustment of the Applicable Conversion Value with respect to this paragraph which relates to warrants, options, subscriptions, purchase rights or convertible securities with respect to shares of Common Stock shall be disregarded if, as, when and to the extent such warrants, options, subscriptions, purchase rights or convertible securities expire or are cancelled without being exercised or converted so that the Applicable Conversion Value effective immediately upon such cancellation or expiration shall be equal to the Applicable Conversion Value in effect at the time of the issuance of the expired or cancelled warrants, options, subscriptions, purchase rights, or convertible securities with such additional adjustments as would have been made to that Applicable Conversion Value had the expired or cancelled warrants, options, subscriptions, purchase rights or convertible securities not been issued.

(2)   For purposes of this paragraph, the "Net Consideration Per Share" which may be received by the Company shall be determined as follows:

a)   The "Net Consideration Per Share" shall mean the amount equal to the total amount of consideration if any, received by the Company for the issuance such warrants, options, subscriptions, or other purchase rights or convertible or exchangeable securities, plus the minimum amount of consideration if any, payable to the Company upon exercise or conversion thereof, divided by the aggregate number of shares of Common Stock that would be issued if all such warrants, options, subscriptions, or other purchase rights or convertible or exchangeable securities were exercised, exchanged, or converted.

b)   The "Net Consideration Per Share" which may be received by the Company shall be determined in each instance as of the date of issuance of warrants, options, subscriptions, or other purchase rights or convertible or exchangeable securities without giving effect to any possible future upward price adjustments or rate adjustments which may be applicable with respect to such warrants, options, subscriptions, other purchase rights or convertible or exchangeable securities.

(C)   Stock Dividends. In the event the Company shall make or issue a dividend or other distribution payable in Common Stock or securities of the Company convertible into or otherwise exchangeable for the Common Stock of the Company, then such Common Stock or other securities issued in payment of such dividend shall be deemed to have been issued without consideration (except for dividends payable in shares of Common Stock payable pro rata to holders of Series B Preferred Stock and to holders of any other class of stock).

(D)   Consideration Other than Cash. For purpose of this Section 5(d), if a part or all of the consideration received by the Company in connection with the issuance of shares of the Common Stock or the issuance of any of the securities described in this Section 5(d) consists of property other than cash, such consideration shall be deemed to have a fair market value as is reasonably determined in good faith by the Board of Directors of the Company.

(E)   Exceptions. This Section 5(d)(i) shall not apply under any of the circumstances which would constitute an Extraordinary Common Stock Event (as hereinafter defined in Section 5(d)(ii)). Further, the provisions of this Section 5(d) shall not apply to (i) shares issued upon conversion of the Series B Preferred Stock, or (ii) options (and the shares issuable upon exercise thereof) to purchase up to an aggregate of 800,000 shares of Common Stock (including options outstanding on the date hereof) granted to employees of the Company, which grants shall have been approved in writing by a majority of the members of the Compensation Committee of the Board of Directors (or, if established, the Option Committee of the Board of Directors) which majority shall include, if the proposed recipient of an option grant is Harold Ross, Roy Crippen or Marc Fratello, the designee of the holders of the Series B Preferred Stock to the Compensation Committee (or, if established, the Option Committee of the Board of Directors). The number of shares in this Section (E) shall be proportionately adjusted to reflect any stock dividend, stock split or other form of recapitalization occurring after the date hereof.

            (ii)   <u>Upon Extraordinary Common Stock Event</u>. Upon the happening of an Extraordinary Common Stock Event (an hereinafter defined), the Applicable Conversion Value for the Series B Preferred Stock shall, simultaneously with the happening of such Extraordinary Common Stock Event, be adjusted by multiplying the then effective Applicable Conversion Value with respect to the Series B Preferred Stock by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such Extraordinary Common Stock Event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such Extraordinary Common Stock Event, and the product so obtained shall thereafter be the Applicable Conversion Value. The Applicable Conversion Value for the Series B Preferred Stock shall be readjusted in the same manner upon the happening of any successive Extraordinary Common Stock Event or Events.

            "Extraordinary Common Stock Event" shall mean (i) the issue of additional shares of Common Stock as a dividend or other distribution on outstanding Common Stock or on any class or series of preferred stock, unless made <u>pro rata</u> to holders of Series B Preferred Stock, (ii) a subdivision of outstanding shares of Common Stock into a greater number of shares of Common Stock, or (iii) a combination of outstanding shares of the Common Stock into a smaller number of shares of Common Stock.

            (e)   <u>Dividends</u>. In the event the Company shall make or issue, or shall fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution with respect to the Common Stock payable in (i) securities of the Company other than shares of Common Stock or (ii) assets, then and in each such event the holders of Series B Preferred Stock shall receive, at the same time such distribution is made with respect to Common Stock, the number of securities or such other assets of the Company which they would have received had their Series B Preferred Stock been converted into Common Stock immediately prior to the date of such distribution.

            (f)   <u>Capital Reorganization or Reclassification</u>. If the Common Stock issuable upon the conversion of the Series B Preferred Stock shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for elsewhere in this Section 5 or by a Reorganization), then and in each such event, the holder of each share of Series B Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such capital reorganization, reclassification or other change by holders of the number of shares of Common Stock into which such share of Series B Preferred Stock would have been converted immediately prior to such capital reorganization, reclassification or other change.

(g) **Capital Reorganization, Merger or Sale of Assets.** If at any time or from time to time there shall be a Reorganization (other than a subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section 5), then as a part of such Reorganization, provision shall be made so that the holders of the Series B Preferred Stock shall thereafter be entitled to receive upon conversion of, the Series B Preferred Stock, the number of shares of stock or other securities or property of the Company, or of the successor corporation resulting from such Reorganization, to which such holder would have been entitled if such holder had converted its shares of Series B Preferred Stock immediately prior to such Reorganization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of the Series B Preferred Stock after the Reorganization, to the end that the provisions of this Section 5 (including adjustment of the Applicable Conversion Value then in effect and the number of shares issuable upon conversion of the Series B Preferred Stock) shall be applicable after that event in as nearly equivalent a manner as may be practicable.

Except as otherwise provided in Section 3(b), upon the occurrence of a Reorganization, under circumstances which make the preceding paragraph applicable, each holder of Series B Preferred Stock shall have the option of electing treatment for his shares of Series B Preferred Stock under either this Section 5(g) or Section 3 hereof, notice of which election shall be submitted in writing to the company at its principal offices no later than ten (10) business days before the effective date of such event.

(h) **Certificate as to Adjustments; Notice by Company.** In each case of an adjustment or readjustment of the Applicable Conversion Rate, the Company at its expense will furnish each holder of Series B Preferred Stock with a certificate, executed by the president and chief financial officer (or in the absence of a person designated as the chief financial officer, by the treasurer) showing such adjustment or readjustment, and stating in detail the facts upon which such adjustment or readjustment is based.

(i) **Exercise of Conversion Privilege.** To exercise its conversion privilege, a holder of Series B Preferred Stock shall surrender the certificate or certificates representing the shares being converted to the Company at its principal office, and shall give written notice to the Company at that office that such holder elects to convert such shares. Such notice shall also state the name or names (with address or addresses) in which the certificate or certificates for shares of Common Stock issuable upon such conversion shall be issued. The certificate or certificates for shares of Series B Preferred Stock surrendered for conversion shall be accompanied by proper assignment thereof to the Company or in blank. The date when such, written notice is received by the Company, together with the certificate or certificates representing the shares of Series B Preferred Stock being converted, shall be the "Conversion Date." As promptly as practicable after the Conversion Date, the Company shall issue and shall deliver to the holder of the shares of Series B Preferred stock being converted, or on its written order, such certificate or certificates as it may request for the number of whole shares of Common Stock issuable upon the conversion of such shares of Series B Preferred Stock in accordance with the provisions of this Section 5, and cash, as provided in Section 5(j), in respect of any fraction of a share of Common Stock issuable upon such conversion. Such conversion shall be deemed to have been effected immediately prior to the close of business on the Conversion Date, and at such time the rights of the holder as holder of the converted shares of Series B Preferred Stock shall cease and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares of Common Stock represented thereby. The Company shall pay any taxes payable with respect to the issuance of Common Stock upon conversion of the Series B Preferred Stock, other than any taxes payable with respect to income by the holders thereof.

(j)   Cash in Lieu of Fractional Shares. The Company may, if it so elects, issue fractional shares of Common Stock or scrip representing fractional shares upon the conversion of shares of Series B Preferred Stock. If the Company does not elect to issue fractional shares, the Company shall pay to the holder of the shares of Preferred Stock which were converted a cash adjustment in respect of such fractional shares in an amount equal to the same fraction of the market price per share of the Common Stock (as determined in a reasonable manner prescribed by the Board of Directors) at the close of business on the Conversion Date. The determination as to whether or not any fractional shares are issuable shall be based upon the total number of shares of Series B Preferred Stock being converted at any one time by any holder thereof, not upon each share of Series B Preferred Stock being converted.

(k)   Partial Conversion. In the event some but not all of the shares of Series B Preferred Stock represented by a certificate or certificates surrendered by a holder are converted, the Company shall execute and deliver to or on the order of the holder, at the expense of the Company, a new certificate representing the number of shares of Series B Preferred Stock which were not converted.

(l)   Reservation of Common Stock. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Stock, the Company shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(m)   Minimum Adjustment. Any provision of this Section 5 to the contrary notwithstanding, no adjustment in the Applicable Conversion Value shall be made if the amount of such adjustment, would be less than 1% of the Applicable Conversion Value then in effect,

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but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with all amounts so carried forward, aggregates 1% or more of the Applicable Conversion value then in effect.

6. Redemption.

(a) Redemption at the Company's Election. Subject to the provisions of Section 6(g), "effective upon the closing of a Qualified Public Offering (as hereinafter defined) or at any date following May 12, 2001 (the "Final Redemption Date"), all but not less than all of the then outstanding shares of Preferred Stock shall be subject to redemption by the Company at its election, at a redemption price (the "Redemption Price") for each share of Series A Preferred Stock and Series B Preferred Stock redeemed pursuant to this Section 6(a) equal to the Series A Liquidation Amount or the Series B Liquidation Amount, respectively (including all declared but unpaid dividends). The Company shall send to the holders of the Preferred Stock (i) forty-five days' written notice (the "QPO Redemption Notice") of the pendency of a Qualified Public Offering and, if it so elects, of its election to redeem under this Section 6(a); and (ii) forty-five days' written notice (the "End Date Redemption Notice") of the Company's election to redeem shares following May 12, 2001 pursuant to this Section 6(a) . The election set forth in the QPO Redemption Notice shall be irrevocable on the part of the Company unless such Qualified Public offering shall not occur. The election set forth in the End Date Redemption Notice shall be irrevocable on the part of the Company. The Redemption Price shall be paid (i) at the closing of the Qualified Public offering with respect to a redemption made pursuant to a QPO Redemption Notice; and (ii) within forty-five days following delivery of the End Date Redemption Notice in the event such notice is delivered. For purposes hereof, the term "Qualified Public Offering" shall mean an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Act"), covering the offer and sale of Common Stock for the account of the Company in which (i) the gross proceeds to the Company, before deducting underwriting discounts, commissions and offering expenses, equals or exceeds $20,000,000 and (ii) the product obtained by multiplying the public offering price per share of Common Stock by the total number of shares to be outstanding immediately following the public-offering equals or exceeds $60,000,000.

(b) Optional Redemption of Preferred Stock by Holders Upon a Liquidity Event. In the event of a Liquidity Event (as herein defined), the holders of a majority of each series of Preferred Stock may, at their election, (i) require the Company to redeem all or any portion of such series of Preferred Stock at the Redemption Price for each share of such series of Preferred Stock redeemed pursuant to this Section 6(b) or (ii) require the Company to convert all or any portion of the Series B Preferred Stock into shares of Common Stock pursuant to Section 5, require the Company to redeem all or any portion of the shares of Common Stock issued to the holders upon such conversion at the then fair market value of such shares of Common Stock, as determined in the manner described below in Section 6(d)(2) and require the Company to redeem all or any portion of the Series A Preferred Stock at the Series A Redemption Price for each share of Series A Preferred Stock redeemed pursuant to this

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Section 6(b); provided that each holder electing to redeem shares of capital stock pursuant to this Section 6(b) shall be required to redeem a minimum of twenty percent (20%) of all shares of Common Stock or series of Preferred Stock being redeemed then owned by such holder. The Company shall give the holders of the Preferred Stock forty-five days' written notice of the pendency of a transaction constituting a Liquidity Event. Such notice shall be mailed by the Company, postage prepaid, to each holder of record of Preferred Stock at its address shown on the records of the Company. If the holders of a majority of a series of Preferred Stock elect to require the redemption of their Preferred Stock, they shall so notify the Company in writing within twenty days of receipt of the Company's notice of the Liquidity Event and specify the number of shares to be redeemed. The holders' election to require the redemption of the Preferred Stock will be contingent upon the consummation of the Liquidity Event. The Company will be required to redeem the shares of Preferred Stock requested to be redeemed concurrently with the closing of this event constituting the Liquidity Event.

The term "Liquidity Event" shall mean any one or more of the following: (i) a Reorganization, (ii) the liquidation, dissolution or winding up of the Company, or (iii) an initial public offering of the Company's Common Stock; provided, however that, solely with respect to a redemption at fair market value pursuant to Section 6(b)(ii), the term "Liquidity Event" shall not mean a Qualified Public Offering.

(c) Optional Redemption of Series A Preferred Stock by Holders. At the election of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, the Company shall, to the extent it may do so under applicable law, redeem pro rata from all holders of Series A Preferred Stock on May 12, of each of 2000 and 2001, one-half (1/2) of the shares of Series A Preferred Stock outstanding on May 12, 2000, or such lesser amount as may be outstanding on the date of such redemption; provided that the holders of Series A Preferred Stock may, at their election, request the Company to redeem all shares of Series A Preferred Stock outstanding on the Final Redemption Date. The Company shall give the holders of the Series A Preferred Stock at least ninety days, notice of the Final Redemption Date (the "Final Redemption Notice"). In the event that the Company does not provide the Final Redemption Notice, the option of the holders of the Series A Preferred Stock to require the Company to redeem the remaining shares of Series A Preferred Stock on the Final Redemption Date shall be extended beyond the Final Redemption Date to a date which is ninety days from the date that the Company elects to mail the Final Redemption Notice. In the event shares of Series A Preferred Stock scheduled for redemption are not redeemed because of a prohibition under applicable law, such shares shall be redeemed as soon as such prohibition no longer exists. The number of shares to be redeemed shall be cumulative, so that any shares subject to redemption in one year and not so redeemed shall be carried forward to each subsequent year through May 12, 2001 and shall be subject to redemption in addition to the shares otherwise redeemable in such year. The redemption price for each share of Series A Preferred Stock redeemed pursuant to this Section 6(c) shall be equal to the Series A Redemption Price.

(d)   Optional Redemption of Series B Preferred Stock by Holders.

(1)   Right to Cause Redemption. On the Final Redemption Date, the holders of a majority of the Series B Preferred Stock may, at their election, (i) require the Company to redeem all or any portion of the Series B Preferred Stock at the Series B Redemption Price or (ii) require the Company to convert all or any portion of the Series B Preferred Stock into shares of Common Stock pursuant to Section 5 and require the Company to redeem all or any portion of the shares of Common Stock issued to the holders upon such conversion at the then fair market value of such shares of Common Stock, as determined in the manner described below. The Company shall give the holders of the Series B Preferred Stock at least ninety days' notice of the Final Redemption Date (the "Final Redemption Notice"). The holders of the Series B Preferred Stock outstanding on the date of the Final Redemption Notice will have the right to require the Company to redeem the shares of Series B Preferred Stock (or shares of Common Stock issuable upon conversion thereof) outstanding on the Redemption Date. In the event that the Company does not provide the Final Redemption Notice, the option of the holders of the Series B Preferred Stock to require the Company to redeem the remaining shares of Series B Preferred Stock (or shares of Common Stock issuable upon conversion thereof) on the Final Redemption Date shall be extended beyond the Final Redemption Date to a date which is ninety days from the date that the Company elects to mail the Final Redemption Notice. In the event shares of Series B Preferred Stock (or shares of Common Stock issuable upon conversion thereof) scheduled for redemption are not redeemed because of a prohibition under applicable law, such shares shall be redeemed as soon as such prohibition no longer exists.

(2)   Determination of Fair Market Value. The fair market value of the Common Stock to be redeemed pursuant to Section 6(d), as of the date of redemption, shall be as agreed upon in good faith by the Company and a representative of the holders (who shall be a person selected by the holders owning a majority of the shares of Common Stock and Series B Preferred Stock to be redeemed hereunder and who shall be hereinafter referred to as the "Representative"), taking into account, in valuing such shares of Common Stock, all relevant facts and circumstances; provided, however, that (i) there shall be no discount to reflect the fact that the shares of Common Stock being redeemed represent a minority interest in the Company and (ii) in no event (whether by agreement of the parties or after appraisal as described below) shall the aggregate purchase price to be paid for such shares of Common Stock being redeemed be less than the original purchase price paid by the holders therefor (as adjusted to reflect any stock split, stock dividend or other form of recapitalization), plus all declared and unpaid dividends on the original purchase price paid for such shares of Common Stock. If no such agreement is reached within thirty (30) days after notice is given to the Company of the holders' election to convert their shares of Series B Preferred Stock into shares of Common Stock and to require redemption of such shares of Common Stock pursuant to Section 6(d), then the fair market value shall be determined by appraisal as set forth below. All appraisals shall be undertaken by two appraisers, one selected by the Board of Directors of the Company and one selected by the Representative. No Director whose shares of Common Stock are being appraised or who is affiliated with a person whose shares of Common Stock are being appraised shall vote on the selection of the appraiser chosen by the Company. The fair market value shall be the fair

market value arrived at by those appraisers within thirty (30) days following the appointment of the last appraiser to be appointed. In the event that the two appraisers agree in good faith on such fair market value within such a period of time, such agreed value shall be used for these purposes. If the appraisers cannot agree but their valuations are within 10% of each other, then the fair market value shall be the mean of the two valuations. If the appraisers cannot agree and the differences in the valuations are greater than 10%, then the appraisers shall select a third appraiser who will calculate fair market value independently, and, except as provided in the next sentence, the fair market value of the shares of Common Stock shall be the average of the two fair market values arrived at by the appraisers who are closest in amount. If one appraiser's valuation is the mean of the other two valuations, such mean valuation shall be the fair market value. In the event that the two original appraisers cannot agree upon a third appraiser within ten (10) days following the end of the thirty (30) day period referred to above, then the third appraiser shall be appointed by the American Arbitration Association in Atlanta, Georgia. If, following the final determination of the purchase price for the shares of Common Stock, any holder previously offering its shares of Common Stock for redemption shall choose not to sell any or all of its shares of Common Stock, then such holder shall so notify the Company within ten (10) days following receipt of the results of the appraisal. The expenses of the appraiser chosen by the Company will be borne by it, the expenses of the appraiser chosen by the holders will be borne by them, pro rata based on the number of shares of Common Stock and Series B Preferred Stock being redeemed, and the expenses of the third appraiser will be borne 50% by the Company and 50% by the holders, pro rata based on the number of shares of Common Stock and Series B Preferred Stock being redeemed; provided, however, that if appraisers have been hired by the Company and the holders to value the shares of Common Stock pursuant to this Section 6(d)(2) on two occasions and the holders have elected not to sell their shares of Common Stock on both such occasions, then the expenses of any appraisers hired pursuant to this Section 6(d)(2) thereafter shall be borne 100% by the holders.

(e)   Redemption Notice. If an election is made pursuant to Section 6(c) or Section 6(d) hereof, written notice of such election shall be mailed, postage prepaid, to 'he Company, not later than sixty days before the date fixed for each redemption pursuant to such Sections or, in the event the Company does not provide the Final Redemption Notice pursuant to Section 6(c) or Section 6(d) hereof, not later than sixty days before the date that the Final Redemption Date has been extended as provided in Section 6(c) or Section 6(d) (each of the dates fixed for redemption and the extended redemption date is hereinafter referred to as a "Redemption Date"). If such election is made and appropriate notice is given then, at least forty-five (45) days before the Redemption Date, written notice (hereinafter referred to as the "Redemption Notice") shall be mailed, postage prepaid, to each holder of record of Preferred Stock entitled to be redeemed pursuant to the applicable Section hereof at its address shown on the records of the Company; provided, however, that the Company's failure to give such Redemption Notice shall in no way affect its obligation to redeem the shares of Preferred Stock. The Redemption Notice shall contain the following instructions:

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(i)   the number of shares of Preferred Stock held by the holder and the total number of shares of Preferred Stock held by all holders subject to redemption as of such Redemption Date; and

(ii)   the Redemption Date and the Series A Redemption Price and/or the Series B Redemption Price, as the case may be.

Any holder of Series B Preferred Stock who wishes to do so may, by giving notice to the Company prior to any Redemption Date, convert into Common Stock any or all of the shares of Series B Preferred Stock held by such holder and scheduled for redemption on such Redemption Date.

(f)   Surrender of Certificates. Each holder of shares of Preferred Stock to be redeemed under this Section 6 shall surrender the certificate or certificates representing such shares to the Company at the place designated in the QPO Redemption Notice or the Redemption Notice, as the case may be, and thereupon the Series A Redemption Price or the Series B Redemption Price or the fair market value of the Common Stock, as the case may be, for such shares as set forth in this Section 6 shall be paid to the order of the person whose name appears on such certificate or certificates. Irrespective of whether the certificates therefor shall have been surrendered, all shares of Preferred Stock which are the subject of a QPO Redemption Notice or a Redemption Notice shall be deemed to have been redeemed and shall be cancelled effective as of the closing of the Qualified Public Offering or the Redemption Date, as the case may be, unless (i) the Company shall default in the payment of the applicable Series A Redemption Price, Series B Redemption Price or fair market value of the Common Stock, or (ii) solely with respect to the Series B Preferred Stock, the holder elects to convert such shares into shares of Common Stock.

(g)   Election to Convert. Nothing contained in this Section 6 shall in any way restrict or prohibit the holders of the Series B Preferred Stock from exercising their conversion rights pursuant to Section 5 hereof prior to the effective date of the redemption to be effected hereunder; provided, however, that any such conversion under Section 6(b) shall be subject to the consummation of the applicable Liquidity Event.

(h)   Election Not To Redeem by Holders. In the event that any or all of the holders of the Preferred Stock do not elect to have their shares of Preferred Stock redeemed pursuant to Section 6(b), Section 6(c) or Section 6(d), or the Company does not elect to redeem the shares of Preferred Stock pursuant to Section 6(a), such shares of Preferred Stock shall remain outstanding and subject to the provisions hereof.

7.   Restrictions and Limitations.

(a)   Corporate Action. Except as expressly provided herein or as required by law, so long as any shares of Preferred Stock remain outstanding, the Company shall not, and shall not permit any subsidiary (which shall mean any corporation, association or other business

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entity of which the Company and/or any of its other subsidiaries directly or indirectly owns at the time more than fifty percent (50%) of the outstanding voting securities, other than directors' qualifying shares) to, without the approval by vote or written consent by the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a separate class:

(i)   redeem, purchase or otherwise acquire for value (or pay into or set aside for a sinking fund for such purpose), or declare and pay or set aside funds for the payment of any dividend or other distribution with respect to, any shares of capital stock, except as approved in writing by the holders of a majority of the shares of Preferred Stock then outstanding;

(ii)   authorize or issue, or obligate itself to authorize or issue, additional shares of Preferred Stock, provided that the Company shall be permitted to issue shares of Preferred Stock which are junior in all respects, including, without limitation, with respect to voting, liquidation, dividends, redemption, registration rights, restrictive covenants and any other right ("Junior Preferred Stock") in connection with a transaction described in clauses (1), (2) and (3) of Section 7(a)(iv); or

(iii)   authorize or issue, or obligate itself to authorize or issue, any equity security senior to or on parity with the Preferred Stock as to liquidation preferences, redemption rights or dividend rights;

(iv)   merge or consolidate with any other corporation, or acquire the stock or assets of any other corporation, partnership or business, or sell, assign, lease or otherwise dispose of or voluntarily part with the control of (whether in one transaction or in a series of transactions) all, or substantially all, of its assets (whether now owned or hereinafter acquired), or consent to any liquidation, dissolution or winding up of the Company, or permit any subsidiary to do any of the foregoing, except for (1) the merger or consolidation of any wholly-owned subsidiary into any other wholly-owned subsidiary or the Company; (2) the transfer by any wholly-owned subsidiary of assets to another wholly-owned subsidiary or to the Company; (3) the merger or consolidation of the Company or any subsidiary with or into another corporation if such transaction does not result in a Qualified Merger; and (4) the acquisition of the stock or assets of any other corporation, partnership or business that does not result in holders of one hundred percent (100%) of the Company's then outstanding voting securities (assuming conversion or,exercise of all securities then convertible or exercisable into shares of voting securities and vested, if applicable) becoming holders of less than fifty percent (50%) of the Company's outstanding voting securities (assuming conversion or exercise of all securities then convertible or exercisable into shares of voting securities and vested, if applicable); or

(v)   amend, restate, modify or alter the by-laws of the Company in any way which adversely affects the rights of the holders of the Preferred Stock.

(b)   Amendments to Charter. The Company shall not amend its Articles of Incorporation without the approval, by vote or written consent, by the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a separate class, if such amendment would amend any of the rights, preferences, privileges of or limitations provided for herein for the benefit of any shares of Preferred Stock. Without limiting the generality of the preceding sentence, the Company will not amend its Articles of Incorporation without the approval by the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a separate class, if such amendment would:

(i)   change the relative seniority rights of the holders of Preferred Stock as to the payment of dividends in relation to the holders of any other capital stock of the Company, or create any other class or series of capital stock entitled to seniority as to the payment of dividends in relation to the holders of Preferred Stock;

(ii)   reduce the amount payable to the holders of Preferred Stock upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, or change the relative seniority of the liquidation preferences of the holders of Preferred Stock to the rights upon liquidation of the holders of other capital stock of the Company, or change the dividend rights of the holders of Preferred Stock;

(iii)   cancel or modify the redemption rights of the holders of the Preferred Stock provided for in Section 6 herein; or

(iv)   cancel or modify the rights of the holders of the Preferred Stock provided for in this Section 7.

8.   Notices of Record Date. In the event of

(a)   any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or

(b)   any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger of the Company, or any transfer of all or substantially all of the assets of the Company to any other corporation, or any other entity or person, or

(c)   any voluntary or involuntary dissolution, liquidation or winding up of the Company, then and in each such event the Company shall mail or cause to be mailed to each holder of Preferred Stock a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right and a description of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, merger, dissolution, liquidation or winding up is expected to become effective and (iii) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, recapitalization, transfer, merger, dissolution, liquidation or winding up. Such notice shall be mailed at least ten (10) business days prior to the date specified in such notice on which such action is to be taken.

9.   No Reissuance of Preferred Stock.   No share or shares of Preferred Stock acquired by the Company by reason of redemption, purchase or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares which the Company shall be authorized to issue. The Company may from time to time take such appropriate corporate action as may be necessary to reduce the authorized number of shares of the Preferred Stock accordingly.

ARTICLE VI. INITIAL REGISTERED OFFICE AND AGENT

The street address of the initial registered office of the Company is 400 North Ashley Drive, Suite 2700, Tampa, Florida 33602, and the name of the Company's initial registered agent at that address is Stephen M. Wagman.

ARTICLE VII. BOARD OF DIRECTORS

The Company shall have one director initially. The number of directors may be either increased or diminished from time to time, as provided in the Bylaws, but shall never be less than one. The name and street address of the initial director is:

Name	Address
Harold R. Ross	400 North Ashley Drive Suite 2700 Tampa, Florida 33602

Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, any or all of the directors of the Company may be removed from office for cause by the shareholders of the Company at any annual or special meeting of shareholders by the affirmative vote of at least 75% of the outstanding shares of Common Stock of the Company. Notice of any such annual or special meeting of shareholders shall state that the removal of a director or directors for cause is among the purposes of the meeting. Directors may not be removed by the shareholders without cause.

Newly created directorships resulting from any increase in the number of directors or any vacancy on the board of directors resulting from death, resignation, disqualification, removal, or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director, or, if not filled by the directors, by the shareholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors at meetings of shareholders.

Nominations of persons for election to the Company's Board of Directors may be made at a meeting of shareholders by or at the direction of: (a) the Board of Directors; (b) by any nominating committee or person appointed by the Board; (c) or by any shareholder of the Company entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Article VII.

Nominations by shareholders shall be made pursuant to timely notice in writing to the Secretary of the Company. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days prior to the date of the meeting at which the director(s) are to be elected, regardless of any postponements, deferrals, or adjournments of that meeting to a later date. However, if less than 70 days' notice or prior public disclosure of the date of the scheduled meeting is given or made, notice by the shareholder, to be timely, must be so delivered or received not later than the close of business on the tenth day following the earlier of the day on which notice was given or such public disclosure was made.

A shareholder's notice to the Secretary shall set forth (a) as to each person that the shareholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of capital stock of the Company which are beneficially owned by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Schedule 14A under the Securities Exchange Act of 1934, as amended; and (b) as to the shareholder giving the notice (i) the shareholder's name and address as they appear on the Company's books, and (ii) the class and number of shares of the Company's stock that are beneficially owned by the shareholder on the date of such notice from the shareholder. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company.

The presiding officer of the meeting shall determine and declare at the meeting whether the nomination was made in accordance with the terms of this Article VII. If the presiding officer determines that a nomination was not made in accordance with the terms of this Article VII, he shall so declare at the meeting and any such defective nomination shall be disregarded.

ARTICLE VIII. SHAREHOLDER MEETINGS

At an annual meeting of shareholders, only such business shall be conducted, and only such proposals shall be acted upon, as shall have been brought before the annual meeting (a) by, or at the direction of, the Company's Board of Directors, or (b) by any shareholder of the Company who complies with the notice procedures set forth in this Article VIII and the requirements of Rule 14a-8 under the Securities Exchange Act of 1934.

For a proposal to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days prior to the scheduled annual meeting, regardless of any postponements, deferrals, or adjournments of that meeting to a later date; however, if less than 70 days' notice or prior public disclosure of the date of the scheduled annual meeting is given or made, notice by the shareholder, to be timely, must be so delivered or received not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the scheduled annual meeting was given or the day on which such public disclosure was made.

A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the proposal desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Company's books, of the shareholder proposing such business and any other shareholders known by such shareholder to be supporting such proposal, (c) the class and number of shares of the Company's stock that are beneficially owned by the shareholder on the date of such shareholder notice and by any other shareholders known by such shareholder to be supporting such proposal on the date of such shareholder notice, and (d) any financial interest of the shareholder in such proposal.

The presiding officer of the annual meeting shall determine and declare at the annual meeting whether the shareholder proposal was made in accordance with the terms of this Article VIII. If the presiding officer determines that a shareholder proposal was not made in accordance with the terms of this Article VIII, he shall so declare at the annual meeting and any such proposal shall not be acted upon at the annual meeting.

This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors, and committees of the Board of Directors, but

In connection with such reports, no new business shall be acted upon at such annual meeting unless stated, filed, and received as herein provided.

Special meetings of the shareholders of the Company for any purpose or purposes may be called at any time by (a) the Board of Directors; (b) the Chairman of the Board of Directors (if one is so appointed); (c) the President of the Company; or (d) by holders of not less than 25% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, if such shareholders sign, date and deliver to the Company's Secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held. Special meetings of the shareholders of the Company may not be called by any other person or persons.

At any special meeting of shareholders, only such business shall be conducted, and only such proposals shall be acted upon, as shall have been set forth in the notice of such special meeting.

After the date on which a Registration Statement, filed by the Company with the U.S. Securities and Exchange Commission under the Act for an initial offering of its common stock in an underwritten public offering, becomes effective, and the shares described in such Registration Statement are sold, any action required or permitted to be taken at any annual or special meeting of shareholders of the Company may be taken only upon the vote of such shareholders at an annual or special meeting duly called in accordance with the terms of this Article VIII, and may not be taken by written consent of such shareholders.

ARTICLE IX. FAIR PRICE PROVISIONS

1. *Higher Vote for Certain Business Transactions*. In addition to any affirmative vote required by law or these Articles of Incorporation or the Bylaws of the Company, and except as otherwise expressly provided in Section C of this Article IX:

(a) any merger or consolidation of the Company or any Subsidiary (as hereinafter defined) with (i) any Interested Shareholder (as hereinafter defined) or (ii) any other company (whether or not itself an Interested Shareholder) which is or after such merger or consolidation would be an Affiliate (as hereinafter defined) or Associate (as hereinafter defined) of an Interested Shareholder; or

(b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Shareholder or its Affiliate or Associate, involving any assets or securities of the Company or any Subsidiary; or

(c) the adoption of any plan or proposal for the termination, liquidation or dissolution of the Company proposed by or on behalf of an Interested Shareholder or its Affiliate or Associate; or

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(d) any reclassification of securities (including any reverse stock split) or recapitalization of the Company or any merger or consolidation of the Company with any of its Subsidiaries or any other transaction (whether or not with or otherwise involving an Interested Shareholder) that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of Common Stock (as hereinafter defined), or any securities convertible into Common Stock or into equity securities of the Company or any Subsidiary, that is beneficially owned by any Interested Shareholder or its Affiliate or Associate; or

(e) any tender offer or exchange offer made by the Company for shares of Common Stock which may have the effect of increasing an Interested Shareholder's percentage beneficial ownership (as hereinafter defined) so that following the completion of the tender offer or exchange offer the "Interested Shareholder's percentage beneficial ownership of the outstanding Common Stock may exceed 110% of the Interested Shareholder's percentage beneficial ownership immediately prior to the commencement of such tender offer or exchange offer; or

(f) the issuance or transfer by the Company or any Subsidiary (in one transaction or a series of transactions) of any securities of the Company or any Subsidiary to any Interested Shareholder or its Affiliate or Associate having an aggregate Fair Market Value (as hereinafter defined) in excess of $25,000,000; or

(g) any agreement, contract or other arrangement providing for any one or more of the actions specified in the foregoing clauses (a) to (f),

shall require : (x) the affirmative vote of the holders of Voting Stock (as hereinafter defined) representing shares equal to at least eighty percent (80%) of the then issued and outstanding Voting Stock of the Company; and (y) the affirmative vote of a majority of the then issued and outstanding Voting Stock of the Company, excluding any shares of Voting Stock beneficially owned by such Interested Shareholder. Such affirmative vote shall be required notwithstanding the fact that no vote may be required by law, or that a lessor percentage may be specified by law or any agreement with any national securities exchange or otherwise.

2. _Definition of "Business Combination."_ For the purposes of this Article IX the term "Business Combination" shall mean any transaction that is referred to in any one or more of clauses (a) through (f) of Section 1 of this Article IX.

3. _When Higher Vote is Not Required._ The provisions of the preceding Paragraph 1 shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote, if any, as is required by law or by any other provision of these Articles of Incorporation or the Bylaws of the Company or any agreement with any national securities exchange, if all of the conditions specified in either of the following Paragraphs (a) or (b) are met or, in the case of a Business Combination not involving the

payment of consideration to the holders of the Company's outstanding Common Stock, if the condition specified in the following Paragraph (a) is met:

(a) The Business Combination shall have been approved by a majority of the Continuing Directors (as hereinafter defined).

(b) All of the following conditions shall have been met with respect to the outstanding Common Stock, whether or not the Interested Shareholder has previously acquired beneficial ownership of any shares of the Common Stock:

(i) The aggregate amount of cash and the Fair Market Value, as of the date of the consummation of the Business Combination, of consideration other than cash to be received per share by holders of the Common Stock in such Business Combination shall be at least equal to the highest amount determined under clauses (aa), (bb), (cc), and (dd) below:

(aa) the highest per share price (including any brokerage commissions, transfer taxes, and soliciting dealers' fees) paid by or on behalf of the Interested Shareholder for any share of the Common Stock in connection with the acquisition by the Interested Shareholder of beneficial ownership of shares of the Common Stock (X) within the two-year period immediately prior to the first public announcement of the proposed Business Combination (the "Announcement Date") or (Y) in the transaction in which it became an Interested Shareholder, whichever is higher, in either case as adjusted for any subsequent stock split, stock dividend, subdivision, or reclassification with respect to the Common Stock;

(bb) the Fair Market Value per share of the Common Stock on the Announcement Date or on the date on which the Interested Shareholder became an Interested Shareholder (the "Determination Date"), whichever is higher, as adjusted for any subsequent stock split, stock dividend, subdivision or reclassification with respect to the Common Stock;

(cc) the price per share equal to the Fair Market Value per share of the Common Stock determined pursuant to the immediately preceding clause (bb), multiplied by the ratio of (X) the highest price per share (including any brokerage commissions, transfer taxes, and soliciting dealers' fees) paid by or on behalf of the Interested Shareholder for any share of the Common Stock in connection with the acquisition by the Interested Shareholder of beneficial ownership of shares of the Common Stock within the two-year period immediately prior to the Announcement Date, as adjusted for any subsequent stock split, stock dividend, subdivision or reclassification with respect to the Common Stock, to (Y) the Fair Market Value per share of the Common Stock on the first day in such two-year period on which the Interested Shareholder acquired beneficial ownership of any shares of the Common Stock, as adjusted for any subsequent stock split, stock dividend, subdivision, or reclassification with respect to Common Stock; and

(dd)   the Company's net income per share of the Common Stock for the four full consecutive fiscal quarters immediately preceding the Announcement Date, multiplied by the higher of the then price/earnings multiple (if any) of such Interested Shareholder or the highest price/earnings multiple of the Company within the two-year period immediately preceding the Announcement Date.

(ii)   The consideration to be received by holders of the Common Stock shall be in an amount greater than or equal to the cash or in the same form as previously has been paid by or on behalf of the Interested Shareholder in connection with its acquisition of beneficial ownership of shares of such Common Stock.

(iii)   After the Determination Date and prior to the consummation of such Business Combination: (aa) there shall have been no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any stock split, stock dividend, or subdivision of the Common Stock), except as approved by a majority of the Continuing Directors (as hereinafter defined); (bb) there shall have been an increase in the annual rate of dividends paid on the Common Stock as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization, or any similar transaction that has the effect of reducing the number of outstanding shares of Common Stock, unless the failure so to increase such annual rate is approved by a majority of the Continuing Directors; and (cc) such Interested Shareholder shall not have become the beneficial owner of any additional shares of Common Stock except as part of the transaction that results in such Interested Shareholder becoming an Interested Shareholder and except in a transaction that, after giving effect thereto, would not result in any increase in the Interested Shareholder's percentage of beneficial ownership of Common Stock.

(iv) After the Determination Date, such Interested Shareholder shall not have received the benefit, directly or indirectly (except proportionately as a shareholder of the Company), of any loans, advances, guarantees, pledges, or other financial assistance or any tax credits or other tax advantages provided by the Company, whether in anticipation of or in connection with such Business Combination or otherwise.

(v) A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act") (or any subsequent provisions amending or replacing such Act, rules or regulations) shall be mailed to all shareholders of the Company at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to the Act or subsequent provisions). The proxy or information statement shall contain on the first page thereof, in a prominent place, any statement as to the advisability of the Business Combination that the Continuing Directors, or any of them, may choose to make and, if deemed advisable by a majority of the Continuing Directors, the opinion of an investment banking firm selected by a majority of the Continuing Directors as to the fairness (or unfairness) of the terms of the Business Combination to the holders of the outstanding shares of the Common Stock other than the Interested Shareholder and its Affiliates or Associates.

(vi) Such Interested Shareholder shall not have made any major change in the Company's business or equity capital structure without the approval of a majority of the Continuing Directors.

4. *Certain Definitions*. The following definitions shall apply with respect to this Article IX:

(a) The term "Common Stock" or "Voting Stock" means all common stock of the Company authorized to be issued from time to time that may be voted on all matters submitted to shareholders of the Company generally.

(b) The term "person" means any individual, firm, company, or other entity and shall include any group comprised of any person and any other person with whom such person or any Affiliate or Associate of such person has any agreement, arrangement, or understanding, directly or indirectly, for the purpose of acquiring, holding, voting, or disposing of the Common Stock.

(c) The term "Interested Shareholder" means any person (other than the Company or any Subsidiary and other than any profit-sharing, employee stock ownership or other employee benefit or dividend reinvestment plan of the Company or any Subsidiary or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who (i) is the beneficial owner of Voting Stock representing five percent (5%) or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock; or (ii) is an Affiliate or Associate of the Company and at any time within the two-year period immediately prior to the Announcement Date was the beneficial owner of Voting Stock representing five percent (5%) or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock.

(d) A person is a "beneficial owner" of any Common Stock (i) that such person or any of its Affiliates or Associates beneficially owns, directly or indirectly, (ii) that such person or any of its Affiliates or Associates beneficially owns, directly or indirectly, (aa) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement, or understanding, or upon the exercise of conversion rights, exchange rights, warrants, or options, or otherwise, or (bb) the right to vote pursuant to any agreement, arrangement, or understanding; or (iii) that is beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement, or understanding. For the purposes of determining whether a person is an Interested Shareholder pursuant to Paragraph (d) of this Section 4, the number of shares of Common Stock deemed to be outstanding shall include shares deemed beneficially owned by such person through application of Paragraph (e) of this Section 4, but shall not include any other shares of Common Stock that may be issuable pursuant to any agreement, arrangement, or understanding, or upon exercise of conversion rights, warrants, or options, or otherwise.

(e) An "Affiliate" of a specified person is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. The term "Associate," used to indicate a relationship with any person, means (i) any company (other than the Company or any Subsidiary) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities, (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the Company or any of its parent corporations or Subsidiaries.

(f) The term "Subsidiary" means any company of which a majority of any class of equity security is beneficially owned by the Company; provided, however, that for the purposes of the definition of Interested Shareholder set forth in Paragraph (3) of this Section 4, the term "Subsidiary" shall mean only a company of which a majority of each class of equity security is beneficially owned by the Company.

(g) The term "Continuing Director" means any member of the Board of Directors of the Company (the "Board of Directors") who, while such person is a member of the Board of Directors, is not an Affiliate or Associate or representative of any Interested Shareholder and who was a member of the Board of Directors prior to the time that any Interested Shareholder became an Interested Shareholder, and any successor of a Continuing Director, who, while such successor is a member of the Board of Directors, is not an Affiliate or Associate or representative of any Interested Shareholder and who is recommended or elected to succeed the Continuing Director by a majority of Continuing Directors.

(h) The term "Fair Market Value" means (i) in the case of cash, the amount of such cash; (ii) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the principal United States securities exchange registered under the Exchange Act on which such stock is listed, or, if such stock is not listed on any such exchange, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by a majority of the Continuing Directors in good faith, and (iii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined in good faith by a majority of the Continuing Directors.

(i) In the event of any Business Combination in which the Company survives, the phrase "consideration other than cash to be received" as used in Paragraphs (b)(i) and (b)(ii) of Section 3 of this Article IX shall include the shares of Common Stock or the shares of any other class of Voting Stock retained by the holders of such shares, or both.

5. _Powers of the Continuing Directors_. A majority of the Continuing Directors shall have the power and duty to determine for purposes of this Article IX, on the basis of information known to them after reasonable inquiry, (a) whether a person is an Interested Shareholder, (b) the number of shares of Common Stock or other securities beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another, and (d) whether the assets that are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Company or any Subsidiary in any Business Combination has, an aggregate Fair Market Value in excess of the amount set forth in clause (f) of Section 1 of this Article IX.

Any such determination made in good faith by a majority of the Continuing Directors shall be binding and conclusive for all the purposes of this Article IX.

6. _No Effect on Fiduciary Obligations of Interested Shareholders_. Nothing contained in this Article IX shall be construed to relieve any Interested Shareholder from any fiduciary obligation imposed by law.

7. _No Effect on Fiduciary Obligation of Directors_. The fact that any Business Combination complies with the provisions of Section 3, Paragraph (b) of this Article IX shall not be construed to impose any fiduciary duty, obligation or responsibility on the Board of Directors, or any member thereof, to approve such Business Combination or recommend its adoption or approval to the shareholders of the Company, nor shall such compliance limit, prohibit, or otherwise restrict in any manner the Board of Directors, or any member thereof, with respect to evaluations of or actions and responses taken with respect to such Business Combination.

ARTICLE X. INCORPORATOR

The name and street address of the Incorporator is:

Name   Address

James L. Olivier   400 North Ashley Drive
                                  Suite 2050
                                  Tampa, Florida 33602

The incorporator of the Company assigns to the Company his rights under Section 607.0201, Florida Statutes, to constitute a corporation, and he assigns to those persons designated by the board of directors any rights he may have as incorporator to acquire any of the capital stock of the Company, this assignment becoming effective on the date corporate existence begins.

ARTICLE XI. BYLAWS

Subject to the specific provisions of Articles V, VII, VIII and IX of these Articles of Incorporation, the power to adopt, alter, amend, or repeal Bylaws shall be vested in the Board of Directors and the shareholders, except that the Board of Directors may not amend or repeal any bylaw adopted by the shareholders if the shareholders specifically provide that the bylaw is not subject to amendment or repeal by the directors.

ARTICLE XII. AMENDMENTS

The Company reserves the right to amend, alter, change, or repeal any provision in these Articles of Incorporation in the manner prescribed by law and by the provisions of these Articles of Incorporation, and all rights conferred on shareholders are subject to this reservation. Notwithstanding anything in these Articles of Incorporation to the contrary, the affirmative vote of at least 75% of the outstanding shares of Common Stock of the Company shall be required to amend or repeal Articles VII, VIII, IX, or XII of these Articles of Incorporation or to adopt any provision inconsistent therewith.

The undersigned incorporator, for the purpose of forming a corporation under the laws of the State of Florida, has executed these Articles of Incorporation this _4th_ day of January, 1996.



_____
James L. Olivier



CERTIFICATE DESIGNATING PLACE OF BUSINESS OR DOMICILE FOR THE SERVICE OF PROCESS WITHIN THIS STATE, NAMING AGENT UPON WHOM PROCESS MAY BE SERVED.

Pursuant to Chapter 48.091, Florida Statutes, the following is submitted:

That PowerCerv Holding Company, desiring to organize under the laws of the State of Florida with its initial registered office, as indicated in the Articles of Incorporation, at 400 North Ashley Drive, Suite 2700, City of Tampa, State of Florida, has named Stephen M. Wagman, as its agent to accept service of process within this state.

ACKNOWLEDGMENT:

Having been named to accept service of process for the corporation named above, at the place designated in this certificate, I agree to act in that capacity, to comply with the provisions of the Florida Business Corporation Act, and am familiar with, and accept, the obligations of that position.

Stephen M. Wagman

FILED
96 JAN -5 PM 12:09
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

TPA2-310993.3